Form 11-K

              SECURITIES AND EXCHANGE COMMISSION
                   Washington, D.C. 20549





                         ANNUAL REPORT

                Pursuant to Section 15(d) of the
                Securities Exchange Act of 1934


              For the year ended December 31, 2002


                Commission File Number 1-5828


                       THE SAVINGS PLAN
                        FOR AFFILIATES
                   (Full title of the plan)


               CARPENTER TECHNOLOGY CORPORATION
            (Name of issuer of the securities held
                     pursuant to the plan)



                        2 Meridian Drive
                    Treeview Corporate Center
                 Wyomissing, Pennsylvania  19610
                 (Address of principal executive
                      office of the issuer)



Financial Statements and Exhibits


(a)  Financial Statements

     The financial statements filed as part of this report are listed in the Index to Financial Statements included herein.

(b)  Exhibits

     23    Consent of Independent Accountants

     99.1  Certification of Chief Executive Officer pursuant to
           18 U.S.C. Section 1350

     99.2  Certification of Chief Financial Officer pursuant to
           18 U.S.C. Section 1350

                                1



              THE SAVINGS PLAN FOR AFFILIATES
               INDEX TO FINANCIAL STATEMENTS

                  FORM 11-K ANNUAL REPORT

                                                       Form 11-K
                                                         Pages

Report of Independent Auditors                                3

Financial Statements:

   Statements of Net Assets Available for Benefits
   as of December 31, 2002 and 2001                           4

   Statements of Changes in Net Assets Available for
   Benefits for the years ended December 31, 2002
   and 2001                                                   5

   Notes to Financial Statements                           6-11

                                2



              Report of Independent Auditors


To the Participants and Administrator of the Savings Plan for
Affiliates:

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Savings Plan for Affiliates (the "Plan") at December 31, 2002 and 2001, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 1, effective December 31, 2002, the Plan was merged with and into the Savings Plan of Carpenter
Technology Corporation.


June 13, 2003                     /s/ PricewaterhouseCoopers LLP

                                3




                THE SAVINGS PLAN FOR AFFILIATES


        STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
                as of December 31, 2002 and 2001
                    (dollars in thousands)


ASSETS                                         2002        2001

Investments, at fair value                   $     -      $9,175

Receivables:
Investment income receivable                       -           9
Contributions - salary deferral                    -          26
Contributions - company                            -          23

Total receivables                                  -          58

Total assets                                       -       9,233

LIABILITIES

Accrued administration expenses                    -          23

Total liabilities                                  -          23

Net assets available for benefits            $     -      $9,210









The accompanying notes are an integral part of these financial statements.

                                4



               THE SAVINGS PLAN FOR AFFILIATES

   STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
         for the years ended December 31, 2002 and 2001
                    (dollars in thousands)


                                                 2002     2001

Additions to net assets attributed to:
Investment income:
  Dividends                                   $   139    $ 181
  Interest                                         33       41
  Net depreciation in fair value of
   investments                                 (1,386)    (667)
                                               (1,214)    (445)
Contributions:
  Salary deferral                                 734      914
  Company                                         602      763
  Rollover                                          3       56
                                                1,339    1,733

   Total additions                                125    1,288

Deductions from net assets attributed to:
  Benefits paid to participants                 1,241    1,233
  Administrative expenses                          43       75
  Transfer to Savings Plan of Carpenter
    Technology Corp.                            8,051        -

      Total deductions                          9,335    1,308

        Net (decrease)                         (9,210)     (20)

Net assets available for benefits:
  Beginning of year                             9,210    9,230

  End of year                                  $    -   $9,210





The accompanying notes are an integral part of these financial statements.

                                5



                THE SAVINGS PLAN FOR AFFILIATES

                 NOTES TO FINANCIAL STATEMENTS


1.  Description of Plan:

    The following description of the Savings Plan for Affiliates (the "Plan") provides only general information. A more comprehensive description of the Plan's provisions can be found in the Plan document, which is available to participants upon request from Carpenter Technology Corporation or any participating affiliate (collectively referred to as the "Company").

    General:

    The Plan is a defined contribution plan which covers substantially all domestic employees of Certech, Inc., Carpenter Advanced Ceramics, Inc. (Crafts Technology and Z-Tech Divisions), Parmatech Corporation, Rathbone Precision Metals and Shalmet Corporation (except for salaried exempt employees who, effective July 1, 2001, became participants in the Savings Plan of Carpenter Technology Corporation), all of which are affiliates of Carpenter Technology Corporation, who have attained the age of 21 years and have completed at least one year of service of at least 1,000 hours. Plan participation commences on the first day of the month following attainment of eligibility requirements. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"), as amended.

    Plan Merger:

    Effective December 31, 2002, the Plan merged with and into the Savings Plan of Carpenter Technology Corporation ("Savings Plan"). Pursuant to the merger, participants with assets having a fair market value of $8,051,000 at the time of the merger became part of the Savings Plan. The Plan's participants underwent changes to their benefits under the Savings Plan. For additional information regarding these changes, participants should refer to the Plan document for the Savings Plan.

                                6


    Contributions:

    Each year, participants may contribute up to 17 percent of annual compensation on a pretax basis (known as salary deferral contributions), as defined by the Plan. Participants who are age 50 or older may make "catch-up contributions," which are additional pretax contributions. Participants may also contribute amounts representing distributions from other qualified plans (known as rollover contributions). The Company contributes an amount equal to two percent of each employee's total compensation for each pay period, and provides a matching contribution equal to 50 percent of the portion of the participant's salary deferral which does not exceed four percent of the participant's total compensation for each pay period (collectively known as company contributions). Contributions are subject to certain limitations.

    Participant Accounts:

    The following four accounts are maintained for each participant and are credited with the applicable contributions, earnings on funds invested, forfeitures of terminated participants' nonvested accounts, and are charged with an allocation of Plan administrative expenses. The contributions to these accounts are participant directed:

    - Employer Qualified Non-Elective Contribution Account - credited with company non-matching contributions

    - Employer Matching Account - credited with company matching contributions

    - Employee 401(K) Account - credited with salary deferral contributions

    - Rollover Monies Account - credited with rollover contributions

    Vesting:

    Qualified non-elective contributions, salary deferral contributions, rollover monies, and the Plan earnings thereon, are 100 percent vested and nonforfeitable. Vesting in the Company's matching contributions is based upon years of continuous service, and a participant is 100 percent vested after three years of service, contingent upon

                                7


    completing at least 1,000 hours of service for each Plan year.

    Investment Funds:

    The Plan maintains eleven investment funds. Each participant may designate separately the investment fund or funds in which the accounts are to be invested.

    Participant Loans:

    Loans may be made to participants in an amount equal to 50 percent of the value of the vested interest in his or her account or $50,000, whichever is less. The minimum amount of the loan shall be $1,000. Interest is charged at a rate which is 1% over the published prime rate for commercial lenders at the time the loan is initiated. Loan repayments are required for each pay period over a period not to exceed five years. A participant may have only one loan outstanding at any time.

    Forfeited Accounts:

    Forfeitures during the year of the Company's matching contributions are held in an account in the Vista Premier U.S. Government Money Market Fund until allocated at each year end to all eligible participants in proportion to each such participant's compensation for the plan year. Forfeitures were $10,000 and $7,000 in 2002 and 2001, respectively, and the balance in the forfeiture account was zero at December 31, 2002 and December 31, 2001.

    Benefits Paid to Participants:

    Benefits paid to participants include distributions and
    withdrawals.   Participants are entitled to a distribution
    equal to the value of the vested interest in his or her account upon separation from service, occurrence of a total and permanent or qualifying disability, or after the age of 59-1/2. Upon separation, a participant may elect to defer such distribution, provided the account balance is at least $5,000. The distribution of benefits to all separated participants must begin no later than April 1 of the year after the participant retires or, in the case of a 5% owner of Carpenter Technology Corporation common stock, the date

                                8


    of separation. Upon attainment of age 59-1/2, participants may make withdrawals from any accounts which are 100 percent vested without limitation. Hardship withdrawals, subject to certain restrictions, are permitted from any accounts which are 100 percent vested. Benefits paid to participants are in cash except those which consist of investments in the Carpenter Technology Stock Fund, which can be made in shares of Carpenter Technology Corporation common stock or cash, at the participant's option. Payments will be paid out in a lump sum or under a variety of annuity forms available for election by the participant.

    Administrative Expenses:

    Independent accountants' fees are paid by the Company. All other fees are paid by the Plan.

    Plan Termination:

    The Company has the right under the Plan to discontinue or change its contributions at any time and to terminate the Plan subject to the provisions of ERISA and any contractual obligations. In the event of termination or partial termination of the Plan, or discontinuance of contributions by the Company, the rights of all participants to amounts credited to their accounts shall be nonforfeitable.

2.  Summary of Significant Accounting Policies:

    A. The financial statements of the Plan are prepared under the accrual method of accounting.

    B. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

    C. The Plan's investments are stated at fair value. Quoted market prices are used to value investments. Shares of registered investment companies are valued at quoted market prices, which generally represent the net asset values of shares held by the Plan at year end. Participant loans are valued at their outstanding

                                9


        balances, which approximates fair value. Purchases and sales of investments are recorded on a trade-date basis. Gain or loss on sales of investments is based on average cost. Dividend income is recorded on the ex-dividend date. Income from other investments is recorded as earned on an accrual basis.

    D. The net appreciation (depreciation) in the fair value of investments in the statement of changes in net assets available for benefits consists of the realized gains or losses and unrealized appreciation (depreciation) on investments.

    E.  Benefits are recorded when paid.

    F. Investments are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investments and the level of uncertainty related to changes in the value of investments, it is reasonably possible that changes in these risks in the near term could materially affect the amounts reported in the statement of net assets available for benefits and the statement of changes in net assets available for benefits.

3.  Investments:

    The following presents investments that represent 5 percent or more of the Plan's net assets.

                                                 (in thousands)
                                                 at December 31
Mutual Funds:                                    2002      2001
  Investment Company of America Fund          $     -    $1,993

  Federated Mid-Cap Fund                      $     -    $1,677

  PNC Investment Contract Fund                $     -    $1,493

  BlackRock Intermediate Government Bond Fund $     -    $  877

  BlackRock Balanced Fund                     $     -    $  868

Carpenter Technology Corporation common stock $     -    $1,139

Loan Fund                                    $     -    $  474

                                10



The Plan's investments, including gains and losses on investments bought and sold, as well as held during the year, (depreciated) in value by ($1,386,000) and ($667,000) in 2002 and 2001, respectively, as follows:

                                               (in thousands)
                                               2002      2001
Mutual funds                                $  (849)   $ (388)
Common stock                                   (537)     (279)
                                            $(1,386)   $ (667)

4.  Tax Status:

    The Internal Revenue Service has determined and informed the Company by letter dated December 20, 1999, that the Plan and related trust as of January 28, 1999 are designed in accordance with applicable sections of the Internal Revenue Code (IRC). Although the Plan has been amended since receiving the determination letter, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

5.  Related Party Transactions:

    Certain Plan investments are shares of mutual funds managed by PNC. PNC is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest. Fees paid by the Plan for the investment management services of PNC for the years ended December 31, 2002 and 2001 were $43,000 and $75,000, respectively.

                                11



                           SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, Carpenter Technology Corporation has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.


                              THE SAVINGS PLAN FOR AFFILIATES
                              (Name of Plan)





Date: June 30, 2003           By  /s/ Terrence E. Geremski
                                  Terrence E. Geremski
                                  Senior Vice President -
                                   Finance and
                                   Chief Financial Officer

                                12


                          EXHIBIT INDEX

Exhibit Number

     23       Consent of Independent Accountants

     99.1 Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350

     99.2 Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350

                                13